                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                  Commission File Number 0-25361

                          NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q    [ ] Form N-SAR

       For Period Ended: June 30, 2001
[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on 11-K
       For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant     Onyx Software Corporation

Former name if applicable

Address of principal executive office (Street and number)
                            3180--139th Avenue S.E., Suite 500

City, state and zip code    Bellevue, WA 98005-4091
--------------------------------------------------------------------------------

                                    PART II
                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
   [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Onyx is unable to file its Form 10-Q for the quarter ended June 30, 2001, or the "second quarter 10-Q", by the deadline of August 14, 2001 without unreasonable effort and expense. On July 24, 2001, Onyx postponed its earnings release previously scheduled for that date to conduct an investigation initiated by Onyx's discovery late in the earnings release cycle of an unauthorized side agreement. That investigation included a review of transactions entered into in 1999, 2000 and the first six months of 2001. On August 10, 2001, Onyx issued a press release announcing that it had completed the investigation and, as a result, had determined to restate its audited consolidated financial statements for the quarter and year ended December 31, 2000, as well as its unaudited consolidated financial statements for the quarter ended March 31, 2001. The restatement includes two definitive unauthorized side agreements aggregating $797,000. In addition, upon completion of the investigation and a thorough review of all the facts now available with the benefit of hindsight, Onyx believed it was appropriate to reverse three other transactions aggregating $1,417,000 - all of which have not been paid. These were all transactions in the fourth quarter of 2000 and resulted in a $2.2 million adjustment to revenues.

The investigation diverted a significant amount of resources from Onyx's finance department, which diversion interfered with work on the second quarter 10-Q, and was not completed until August 9, 2001. In addition, the restatement is not expected to be complete until the end of this week, and such work must precede the completion of the second quarter 10-Q. Onyx is, therefore, unable to file its second quarter 10-Q by the deadline of August 14, 2001 without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

     Paul B. Dauber, General Counsel        (425) 451-8060
--------------------------------------------------------------------------------
     (Name)                                 (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes      [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Onyx Software Corporation
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 14, 2001                 By           /s/ Brian C. Henry
     -------------------                  --------------------------------------
                                                  Brian C. Henry, Executive Vice
                                           President and Chief Financial Officer